Exhibit 17.2

March 31, 2026

Board of Directors
Nuwellis, Inc.
12988 Valley View Road
Eden Prairie, MN 55344
c/o Neil Ayotte General Counsel and Secretary & John Erb, Chief Executive Officer and Chairman of the Board

Re:	Letter in Response to Nuwellis, Inc. Current Report on Form 8-K Filed on March 27, 2026

Dear Members of the Board:

I, Mika Grasso, submit this letter to the Board in response to the Company’s Current Report on Form 8-K, dated March 27, 2026, which, among other things, announced the resignations of myself and Katharyn Field.

I join Ms. Field’s letter in response to the Company’s Current Report on Form 8-K, and write separately to emphasize that each of our resignation letters speaks for itself, and that I take exception to, and disagree with, the statements contained in the Company’s Current Report on Form 8-K which attempt to characterize my resignation letter and any contents therein as erroneous, misleading, speculative, or malicious.

Sincerely,

/s/ Mika Grasso
Mika Grasso